Exhibit 99.12

U.S. Silver Announces Normal Course Issuer Bid

TORONTO--(BUSINESS WIRE)--U.S. Silver Corporation (TSX:USA, OTCQX:USSID, Frankfurt: QE2) (“U.S. Silver” or the “Corporation”) announces that, further to its press release of February 14, 2012, the Toronto Stock Exchange (the “TSX”) has provided acceptance of the Corporation’s Notice of Intention to make a Normal Course Issuer Bid. Under its Normal Course Issuer Bid, the Corporation may purchase of up to 3,092,727 of its common shares, representing approximately 5% of the Corporation’s issued and outstanding common shares. As of February 9, 2012, the Corporation had 61,854,543 common shares issued and outstanding. The Corporation will cancel any common shares purchased pursuant to the normal course issuer bid. The purchases may commence on February 21, 2012 and will terminate on February 20, 2013 or on such earlier date as the Corporation may complete its purchases pursuant to the Notice of Intention to make a Normal Course Issuer Bid. Purchases will be made on the open market by the Corporation through the facilities of the TSX in accordance with TSX requirements. The prices that the Corporation will pay for any purchased common shares will be the market price of such shares on the TSX at the time of acquisition. The Corporation will make no purchases of common shares other than open market purchases. Daily repurchases by the Corporation will be limited to 22,377 common shares, other than block purchase exceptions, based on an average daily trading volume since October 3, 2011, being the date of listing on TSX, of 89,509 common shares. The Corporation has not purchased any of its common shares during the preceding 12 months pursuant to a normal course issuer bid.

The Corporation believes that from time to time the common shares of the Corporation have been trading at prices that do not fully reflect the underlying value of the Corporation. As a result, the Corporation believes that its common shares are a good investment at its current and recent prices.

“With a cash balance in excess of our planned needs, an expected continued strong silver market and management’s belief that the current stock price does not reflect the underlying company value, we feel that this is a very prudent investment for the benefit of shareholders at this time,” commented Gordon Pridham, Executive Chairman of U.S. Silver. “We intend to begin repurchasing stock subject to the terms of this Normal Course Issuer Bid at our earliest opportunity.”

The Corporation may from time to time enter into a pre-defined plan with a registered investment dealer to allow for the repurchase of common shares at times when the Corporation ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules, or otherwise. This plan will be adopted in accordance with applicable Canadian securities laws.

ABOUT U.S. SILVER CORPORATION

U.S. Silver, through its wholly owned subsidiaries, owns and/or operates the Galena, Coeur, Caladay and Dayrock silver-lead-copper mines in Shoshone County, Idaho, with the Galena mine being the second most prolific silver mine in US history. Total silver production from U.S. Silver's mining complex has exceeded 217 million ounces of silver production since 1953. U.S. Silver controls a land package now totaling approximately 14,000 acres in the heart of the Coeur d'Alene Mining District. U.S. Silver is focused on expanding the production from existing operations as well as exploring and developing its extensive Silver Valley holdings in the Coeur d'Alene Mining District.

Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Corporation assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Corporation. Additional information identifying risks and uncertainties is contained in filings by the Corporation with the Canadian securities regulators, which filings are available at www.sedar.com.

CONTACT:
U.S. Silver Corporation
Heather Foster, 208-556-1535 ext. 2
IR Manager